TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

July 10, 2007

Titan Trading completes Charting Application Data Test Integration

TITAN TRADING ANALYTICS INC. COMPLETES SECURITIES EXCHANGE DATA FEED INTEGRATION TEST INTO TITAN’S WHOLLY OWNED PROPRIETARY CHARTING APPLICATION.

Titan Trading Analytics Inc. has completed a test integration of securities exchange data into Titan’s wholly owned proprietary charting application. This development will allow Titan Trading Analytics to offer a turnkey solution in the Multi-asset Direct Market Access (DMA) Platform arena. Titan will soon offer both a robust and customizable charting application in multiple asset classes as well as extensive indicators and analytics. As a whole, the platform offers more trading solutions to a greater number of buy-side professional and institutional traders.

Titan Trading Analytics' chief technology officer, Mike Gossland, says: "This is an important achievement for us on a number of levels. The next-generation platform expands Titan’s product offering into a robust solution for charting and analytics. The application is useful on many levels both in-house and for end users. The application is useful as a monitor for both Black and Grey box software, allowing for real-time visual confirmation of model indicators. In combination with Titan’s developing Black Box Server and Order Management System (OMS), Titan will soon offer a integrated desktop solution for institutions and professionals in the DMA (Direct Market Access) Technology space. With these products Titan will look to capitalize on the current wave of Global Exchange Consolidation. Competing in a new global marketplace requires advanced strategies that scale extensive data, analytics, and the ability to execute in multiple asset classes and exchanges. Titan’s technology infrastructure is a customer-focused solution that serves this growing demand."

For further information, contact Dr. Ken W. Powell at:
Phone: (780) 930-7072

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.